Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
HOME PLATE ACQUISITION CORPORATION

Home Plate Acquisition Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify:

1. The original certificate of incorporation of the Corporation was filed with the Secretary of State of Delaware on March 24, 2021, and amended and restated and filed with the Secretary of State of the State of Delaware on September 29, 2021 (as amended and restated, the “Certificate of Incorporation”).

2. The Board of Directors of the Corporation has duly adopted resolutions setting forth amendments to the Amended and Restated Certificate of Incorporation (the ‘‘Proposed Amendments’’), declaring the Proposed Amendments to be advisable and in the best interests of the Corporation and its stockholders and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholder therefor, which resolutions setting forth the Proposed Amendments are substantially as follows:

RESOLVED, that Section 4.3(b)(i) of Article IV of the Certificate of Incorporation is amended and restated to read in its entirety as follows:

“(i) Shares of Class B Common Stock shall be convertible into shares of Class A Common Stock on a one-for-one basis (the “Initial Conversion Ratio”) (A) at any time at the election of holder of such shares of Class B Common Stock and (B) automatically upon the closing of the Business Combination.”

RESOLVED, FURTHER, that Section 9.1(b) of Article IX of the Certificate of Incorporation is amended and restated to read in its entirety as follows:

“(b) Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the Securities and Exchange Commission (the “SEC”) on September 3, 2021, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest income (if any) to pay the Corporation’s taxes, none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation does not complete its initial Business Combination within 24 months from the closing of the Offering, subject to applicable law, and (iii) the redemption of Offering Shares in connection with a stockholder vote to approve an amendment to this Amended and Restated Certificate that (A) would affect the substance or timing of the Corporation’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Offering Shares if the Corporation has not completed an initial Business Combination within 24 months from the closing of the Offering or (B) with respect to stockholders’ rights or pre-initial Business Combination activity (as described in Section 9.7). Holders of shares of the Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are the Sponsor or officers or directors of the Corporation, or any affiliates of any of the foregoing) are referred to herein as “Public Stockholders.””

RESOLVED, FURTHER, that Section 9.2(d) of Article IX of the Certificate of Incorporation is amended and restated to read in its entirety as follows:

“(d) In the event that the Corporation has not completed an initial Business Combination within 24 months from the closing of the Offering, the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter subject to lawfully available funds therefor, redeem the Offering Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account not previously released to the Corporation to pay its taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, liquidate and dissolve, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law.”

RESOLVED, FURTHER, that Section 9.7 of Article IX of the Certificate of Incorporation is amended and restated to read in its entirety as follows:

“Additional Redemption Rights. If, in accordance with Section 9.1(a), any amendment is made to Section 9.2(d) that would affect the substance or timing of the Corporation’s obligation to allow redemption in connection with the Corporation’s initial Business Combination or to redeem 100% of the Offering Shares if the Corporation does not complete an initial Business Combination within 24 months from the closing of the Offering or with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, the Public Stockholders shall be provided with the opportunity to redeem their Offering Shares upon approval of any such amendment, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Corporation to pay its taxes, divided by the number of the then outstanding Offering Shares; provided, however, that any such amendment will be voided, and this Article IX will remain unchanged, if any stockholders who wish to redeem are unable to redeem due to the Redemption Limitation.”

3. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this day of March 30, 2023.

/s/ Jonathan Rosenzweig
Jonathan Rosenzweig Chief Financial Officer and Secretary